Manually executed

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02048912

SEC MAIL PROCESSING RECEIVED JUL 15 2002 WASH, D.C. 154 SECTION

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED JUL 18 2002 THOMSON FINANCIAL

For the transition period from ____________ to __________

Commission file no.: 333-93785

Donegal Mutual Insurance Company 401(k) Plan
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Donegal Group Inc.
1195 River Road
Marietta, Pennsylvania 17547
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Exhibit Index on page 17.

DONEGAL MUTUAL INSURANCE COMPANY 401(k) PLAN

FINANCIAL STATEMENTS WITH
SUPPLEMENTAL SCHEDULE

YEARS ENDED DECEMBER 31, 2001 AND 2000

AND

INDEPENDENT AUDITOR'S REPORT

McKONLY & ASBURY LLP
CERTIFIED PUBLIC ACCOUNTANTS

2

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

TABLE OF CONTENTS

CLARENCE E. ASBURY, CPA, CVA
TERRY L. HARRIS, CPA
ROBERT A. ROMAKO, CPA
GARY J. DUBAS, CPA
SCOTT A. HEINTZELMAN, CPA, CMA, CFE
TRACEY L. RASH, CPA, CGFM

McKONLY & ASBURY LLP
CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS
AMERICAN AND PENNSYLVANIA INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS
INTERNATIONAL GROUP OF ACCOUNTING FIRMS

INDEPENDENT AUDITOR'S REPORT

Donegal Mutual Insurance Company
401(k) Plan
Marietta, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Donegal Mutual Insurance Company 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's *Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974*, investments held by Transamerica Life Insurance and Annuity Company (Transamerica), the trustee of the Plan, and transactions in those investments were excluded from the scope of our audit of the Plan's 2000 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 4, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we were unable to, and do not, express an opinion on the accompanying financial statements as of December 31, 2000. The form and content of the information included in the 2000 financial statements, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's *Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.*

415 FALLOWFIELD ROAD
2ND FLOOR • CAMP HILL, PA 17011
(717) 761-7910 • FAX (717) 761-7944

M&A

MAILING ADDRESS: P.O. BOX 1331
HARRISBURG, PA 17105
WEB SITE: www.macpas.com

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of Donegal Mutual Insurance Company 401(k) Plan as of December 31, 2001, and changes in its financial status for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2001, was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information included in the supplemental schedule of assets held for investment purposes at end of year referred to as "supplemental information," as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2001, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McKonly & Asbury LLP

Harrisburg, Pennsylvania
July 10, 2002

5

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

	2001				2000			
	401(k) Account	Money Purchase Pension Account	Profit Sharing Account	Total	401(k) Account	Money Purchase Pension Account	Profit Sharing Account	Total
Assets								
Noninterest-bearing cash	$ 4,581,239	$ 6,818,008	$ 2,101,502	$ 13,500,749	$ -	$ -	$ -	$ -
Receivables								
Employer contributions	51,204	-	-	51,204	29,797	-	-	29,797
Participant contributions	77,394	-	-	77,394	59,672	-	-	59,672
Total receivables	128,598	-	-	128,598	89,469	-	-	89,469
Investments, at fair value								
Transamerica - pooled separate accounts	-	-	-	-	3,446,642	8,054,197	2,557,158	14,057,997
Employer securities								
Common stock	-	-	-	-	13,205	1,106,170	232,066	1,351,441
Class A common	8,942	795,168	175,575	979,685	-	-	-	-
Class B common	3,784	383,540	88,478	475,802	-	-	-	-
Total employer securities	12,726	1,178,708	264,053	1,455,487	13,205	1,106,170	232,066	1,351,441
Total investments	12,726	1,178,708	264,053	1,455,487	3,459,847	9,160,367	2,789,224	15,409,438
Total assets	4,722,563	7,996,716	2,365,555	15,084,834	3,549,316	9,160,367	2,789,224	15,498,907
Net assets available for benefits	$ 4,722,563	$ 7,996,716	$ 2,365,555	$ 15,084,834	$ 3,549,316	$ 9,160,367	$ 2,789,224	$ 15,498,907

The accompanying notes are an integral part of these financial statements.

6

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001				2000			
	401(k) Account	Money Purchase Pension Account	Profit Sharing Account	Total	401(k) Account	Money Purchase Pension Account	Profit Sharing Account	Total
Additions								
Contributions								
Employer	$ 711,585	$ -	$ -	$ 711,585	$ 650,436	$ -	$ -	$ 650,436
Participants	1,109,400	-	-	1,109,400	1,025,994	-	-	1,025,994
Rollover	112,035	-	-	112,035	657,269	-	-	657,269
	1,933,020	-	-	1,933,020	2,333,699	-	-	2,333,699
Investment income								
Dividends	382	44,192	9,408	53,982	1,388	22,228	19,694	43,310
Net realized/ unrealized appreciation (depreciation) in fair value of investments	(482,263)	(443,021)	(131,670)	(1,056,954)	(263,771)	66,085	19,240	(178,446)
	(481,881)	(398,829)	(122,262)	(1,002,972)	(262,383)	88,313	38,934	(135,136)
Total additions	1,451,139	(398,829)	(122,262)	930,048	2,071,316	88,313	38,934	2,198,563
Deductions								
Benefits paid to participants	262,972	740,419	294,574	1,297,965	188,378	332,297	87,800	608,475
Administrative expenses	14,920	24,403	6,833	46,156	-	-	5,657	5,657
Total deductions	277,892	764,822	301,407	1,344,121	188,378	332,297	93,457	614,132
Net increase (decrease)	1,173,247	(1,163,651)	(423,669)	(414,073)	1,882,938	(243,984)	(54,523)	1,584,431
Transfers of assets to the Plan	-	-	-	-	-	9,404,351	2,843,747	12,248,098
Net assets available for benefits - Beginning of year	3,549,316	9,160,367	2,789,224	15,498,907	1,666,378	-	-	1,666,378
End of year	$ 4,722,563	$ 7,996,716	$ 2,365,555	$ 15,084,834	$ 3,549,316	$ 9,160,367	$ 2,789,224	$ 15,498,907

The accompanying notes are an integral part of these financial statements.

7

1. DESCRIPTION OF PLAN

The following description of the Donegal Mutual Insurance Company (the Company) 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution 401(k) plan, which became effective January 1, 1998. All employees of the Company as of May 1, 1998 are eligible to participate in the Plan immediately. All other employees will be eligible to participate as of the first day of the quarter after thirty days of employment with the Company. This Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company discontinued their Money Purchase Pension Plan and Profit Sharing Plan on December 31, 1999 and all assets from these two plans were transferred to the 401(k) Plan during the 2000 year. The transfer of investments consisted of cash and 51,110 shares of Donegal Group, Inc. common stock. Separate accounts have been established to record the activity of the funds within the 401(k) Account, the Money Purchase Pension Account and the Profit Sharing Account.

Contributions

Prior to 2000, participants were allowed to defer a maximum of 8% of their annual compensation up to the maximum limitation established by the Internal Revenue Code. The employer contributed, on behalf of each participant, a sum equal to 25% of the employee deferral, up to 8% of compensation deferred. Effective January 1, 2000, the maximum annual participant elective deferrals were increased from 8% to 15% and the Company match was increased to 100% of the first 3% of participant deferrals and 50% of the next 6%.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of the following in accordance with Plan provisions: (a) the Company's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. No contributions are allowed to be made to the Money Purchase Pension Account or Profit Sharing Account, nor are any transfers between the 401(k) Account, Money Purchase Pension Account, or Profit Sharing Account allowed.

8

(continued)

1. DESCRIPTION OF PLAN (Cont'd)

Vesting

Participants are immediately vested in their salary deferral contributions and earnings thereon, as well as all amounts in the Money Purchase Pension Account and Profit Sharing Account. Vesting of employer matching contributions and earnings thereon is based on years of service. A participant is 100% vested after 3 years of credited service. Forfeitures arising from distributions to participants who are less than 100% vested will be reallocated to existing participants per guidelines established by the Plan. Forfeitures during 2001 and 2000 amounted to $10,277 and $11,720.

Payment of Benefits

The normal retirement date is the first of the month following attainment of age 65. Early retirement is possible at age 55. Benefits are paid in the form of a lump-sum distribution. There is a provision available to allow hardship withdrawals of benefits prior to termination of employment as defined in the Plan and in compliance with the Internal Revenue Code.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

9

(continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Investments

Investments are valued at quoted market prices as determined by the Plan trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3. INVESTMENTS

Transamerica Life Insurance and Annuity Company (Transamerica) holds the funds for the Plan and maintains an individual account for each participant. Contributions made on a participant's behalf under the Plan will be directly allocated to that participant's account.

Contributions made to each participant's account will be invested, based on the individual's direction, in one or more of nineteen pooled separate accounts or Company stock (see note 6 for Company stock transactions). There are five growth equity funds consisting of the Transamerica Equity Fund, the TA Fidelity Contrafund, the TA Brandywine Fund, the TA Janus Fund, and the TA Janus Worldwide Fund. There are four asset allocation funds consisting of the Transamerica Balanced Fund, the TA Putnam Asset Allocation Growth Portfolio, the TA Putnam Asset Allocation Balanced Portfolio, and the TA Putnam Asset Allocation Conservative Portfolio. There are two fixed income funds consisting of the TA Loomis Sayles Bond Fund and the TA Putnam Diversified Income Fund. The TA Stein Roe Capital Opportunities Fund is an aggressive growth fund. The TA Fidelity Equity-Income II Fund is an equity income fund. The Transamerica Equity Index Fund is an equity index fund. The TA Templeton Foreign Fund is a foreign equity fund. The TA Strong Government Securities Fund is a government bond fund. The Transamerica Cash Management Fund is a short-term investment fund. The TA PBHG Emerging Growth Fund is a small capitalization equity fund. The TA Fidelity Low-Priced Stock Fund is a small-company equity fund.

On December 31, 2001, the nineteen pooled separate accounts were converted to noninterest-bearing cash to facilitate the January 2, 2002 transfer of funds to Putnam Investments. During the year ended December 31, 2001, the Plan's investments in the nineteen pooled separate accounts (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value by $(1,207,598).

10

(continued)

4. INFORMATION CERTIFIED BY TRUSTEE

The Plan's investments and investment transactions were held and certified by Transamerica Life Insurance and Annuity Company for the 2000 year. The following table, which has not been audited by independent auditors, presents the fair values of investments and investment transactions as certified complete and accurate by Transamerica Life Insurance and Annuity Company, the trustee of the Plan for the 2000 year.

During the year ended December 31, 2000, the Plan's investments, other than employer securities (see note 6), (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	2000		
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year	
Fair value as determined by the trustee			
Transamerica Equity Fund	$ (115,897)	$ 903,462	*
Transamerica Equity Index Fund	(77,879)	1,002,872	*
Transamerica Balanced Fund	15,298	1,173,809	*
Transamerica Cash Management Fund	172,317	3,387,001	*
TA Fidelity Contrafund	(36,444)	623,327	
TA Fidelity Low-Priced Stock Fund	64,599	432,071	
TA Fidelity Equity-Income II Fund	62,728	651,528	
TA Templeton Foreign Fund	1,296	107,907	
TA Brandywine Fund	30,094	557,514	
TA Janus Fund	(289,148)	1,552,812	*
TA Janus Worldwide Fund	(273,428)	1,314,725	*
TA Loomis Sayles Bond Fund	20,172	445,732	
TA PBHG Emerging Growth Fund	(177,191)	391,193	
TA Putnam Asset Allocation Growth Portfolio	(20,693)	248,711	
TA Putnam Asset Allocation Balanced Portfolio	(7,885)	506,149	
TA Putnam Asset Allocation Conservative Portfolio	878	219,207	
TA Putnam Diversified Income Fund	(697)	158,972	
TA Stein Roe Capital Opportunities Fund	(30,423)	127,012	
TA Strong Government Securities Fund	28,361	253,993	
	$ (633,942)	$ 14,057,997	

* = Investments represent 5% or more of the Plan's net assets.

11

(continued)

5. TAX DETERMINATION

The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan sponsor believes that the Plan continues to qualify and to operate as designed.

6. RELATED PARTY AND PARTY IN INTEREST

The Plan held 94,110 shares of Class A and 44,887 shares of Class B Donegal Group, Inc. common stock with fair values of $979,685 and $475,802 as of December 31, 2001. The Plan held 142,257 shares of Donegal Group, Inc. common stock with a fair value of $1,351,441 at December 31, 2000. During 2000, the Plan received 51,110 shares of Donegal Group, Inc. common stock, with a fair value of $325,826 at the time of transfer, from the Money Purchase Pension Plan and Profit Sharing Plan. During April of 2001, the Company reclassified their existing common stock as Class B common stock and authorized a one-for-three reverse split of the Class B common stock. Simultaneously, a new class of common stock was authorized as Class A common stock and a stock dividend of two shares of Class A common stock for each share of Class B common stock held of record was declared. The net realized/ unrealized appreciation of the fair value of Donegal Group, Inc. common stock (including Class A and Class B) during 2001 and 2000 was $150,644 and $455,496. As of December 31, 2001 and 2000, the shares of Donegal Group, Inc. common stock represent more than 5% of net assets available for benefits.

7. ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Plan's sponsor. No such officer or employee receives compensation from the Plan. Primarily all of the trustee fees and audit fees are paid directly by the Company.

8. PLAN TERMINATION

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

12

(continued)

9. SUBSEQUENT EVENTS

Transfer of Funds

On January 2, 2002, all funds held by Transamerica were transferred to Putnam Investments. The total amount transferred was $13,500,749, of which $4,581,239 was transferred from the 401(k) account, $6,818,008 was transferred from the Money Purchase Pension account, and $2,101,502 was transferred from the Profit Sharing account.

Merger of Accounts

Effective January 2002, the Profit Sharing account was merged with the 401(k) account. Beginning in 2002, two accounts will be shown on the financial statements - the combined 401(k)/Profit Sharing account and the Money Purchase Pension account.

13

SUPPLEMENTAL SCHEDULE

14

Schedule H (Form 5500)
Part IV - Transactions During Plan Year
Line 4i - Schedule of Assets Held for Investment Purposes At End of Year
Name of Plan Sponsor: Donegal Mutual Insurance Company
Name of Plan: Donegal Mutual Insurance Company 401(k) Plan
Employer Identification Number: 23-1336198
Three-digit Plan Number: 003
Year Ending December 31, 2001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Donegal Group, Inc.	Common stock, Class A, 94,110 shares	**	979,685
*	Donegal Group, Inc.	Common stock, Class B, 44,887 shares	**	475,802
	Total Donegal Group, Inc. common stock		**	1,455,487
*	Transamerica	Noninterest-bearing cash	13,500,749	13,500,749

** Historical cost information has not been disclosed for these participant-directed investments.

15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized in Marietta, Pennsylvania on July 11, 2002.

DONEGAL MUTUAL
INSURANCE COMPANY 401(k) PLAN

By: ______________________
Donald H. Nikolaus, Trustee

By: ______________________
Ralph G. Spontak, Trustee

By: ______________________
Daniel J. Wagner, Trustee

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of McKonly & Asbury LLP (filed herewith) PAGE 18

CLARENCE E. ASBURY, CPA, CVA
TERRY L. HARRIS, CPA
ROBERT A. ROMAKO, CPA
GARY J. DUBAS, CPA
SCOTT A. HEINTZELMAN, CPA, CMA, CFE
TRACEY L. RASH, CPA, CGFM

McKONLY & ASBURY LLP

CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS
AMERICAN AND PENNSYLVANIA INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS
INTERNATIONAL GROUP OF ACCOUNTING FIRMS

EXHIBIT 23

We consent to incorporation by reference in the registration statements (Nos. 333-93785, 333-94301 and 333-89644) on Forms S-8 of Donegal Group Inc. of our report dated July 10, 2002, relating to the financial statements and supplemental schedule of the Donegal Mutual Insurance Company 401(k) Plan as of December 31, 2001 and for the year then ended, which reports are incorporated by reference or appear in the December 31, 2001 annual report on Form 11-K of Donegal Mutual Insurance Company 401(k) Plan.

McKonly & Asbury LLP

McKONLY & ASBURY, LLP

Harrisburg, Pennsylvania
July 11, 2002

415 FALLOWFIELD ROAD
2ND FLOOR • CAMP HILL, PA 17011
(717) 761-7910 • FAX (717) 761-7944

M&A

MAILING ADDRESS: P.O. BOX 1331
HARRISBURG, PA 17105
WEB SITE: www.macpas.com